Exhibit 3.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Pearson plc (“Pearson”, the “Company”, “we”, “us”, and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”).

General

Our securities include (a) ordinary shares of par value £0.25 each, and (b) American Depositary Shares (the “ADSs”), each representing one ordinary share, nominal value £0.25 per ordinary share. Our ordinary shares are listed on the London Stock Exchange and are registered under the Act, not for trading, but only in connection with the listing of the ADSs, which are listed on the New York Stock Exchange and are held by The Bank of New York Mellon as depositary.

Ordinary Shares

The following is a description of the rights of the holders of our ordinary shares as specified in our Articles of Association (“Articles”), as amended, which have been filed as an exhibit to our annual report on Form 20-F of which this Exhibit 3.1 is a part. The following description of our ordinary shares is a summary and does not purport to be complete.

Voting rights

Every holder of our ordinary shares present in person or by proxy at a meeting of shareholders, as defined in our Articles, has one vote on a vote taken by a show of hands. On a poll, every holder of our ordinary shares who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder. Voting at any meeting of shareholders is usually on a poll rather than by show of hands. Voting on a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those shareholders who attend the meeting. A poll may be also demanded by:

•	the chair of the meeting;

•	at least three shareholders present in person or by proxy and entitled to vote;

•

any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to any shares held as treasury shares); or

•

any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

Dividends

Holders of our ordinary shares are entitled to receive dividends out of our profits that are available by law for distribution, as we may declare by ordinary resolution, subject to the terms of issue thereof. However, no dividends may be declared in excess of an amount recommended by the board of directors (the “board”). The board may pay interim dividends on the shares of any class as it deems fit. It may invest or otherwise use all dividends left unclaimed for six months after having been declared for its benefit, until claimed. Any dividend, or any amount treated as an unclaimed dividend pursuant to the company’s Articles, or any other monies payable in respect of a share, shall be forfeited and revert to, and cease to remain owing by, the company if either the dividend, amount or monies has or have remained unclaimed for a period of eight years after having been declared and the Board so resolves, or the share in respect of which the dividend, amount or other monies is or are payable is sold pursuant to the company’s Articles, whichever is the first to occur.

Our board may, with the sanction of an ordinary resolution of the shareholders, offer any holders of our ordinary shares the right to elect to receive ordinary shares credited as fully paid, in whole or in part, instead of cash in respect of such dividend.

Our board may deduct from any dividend payable to any shareholder all sums of money (if any) presently payable by that shareholder to us on account of calls or otherwise in relation to its shares.

Liquidation rights

In the event of our liquidation, after payment of all liabilities, our remaining assets would be used to repay the holders of our ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of our ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

Other provisions of the Articles of Association

Whenever our capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class (excluding any issued as treasury shares) or with the sanction of a special resolution passed at a separate meeting of these holders. In the event that a shareholder or other person appearing to the board to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Companies Act 2006, the board may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with our information request.

If the shares described in the default notice represent at least one-fourth of 1% in nominal value of our issued ordinary shares (excluding any shares of that class held as treasury shares), then the default notice may additionally direct that in respect of those shares:

•	we will not pay dividends (or issue shares in lieu of dividends); and

•

we will not register transfers of shares unless: (A) the shareholder is not in default as regards supplying the information requested and the transfer, when presented for registration, is in such form as the board may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred; (B) the transfer is an approved transfer as defined in the our Articles; or (C) registration of the transfer is required by the Regulations.

No provision of the Articles expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in our voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to us in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below 3%, or where, at or above 3%, the percentage of our voting share capital in which a person has a notifiable interest increases or decreases by 1% or more.

Limitations affecting holders of ordinary shares or ADSs

Under English law and Articles, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals. With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

American Depositary Shares

Our ADSs are deposited pursuant to the Second Amended and Restated Deposit Agreement dated August 15, 2014, among Pearson, The Bank of New York Mellon as depositary (the “Depositary”, owners and holders of ADSs the “Deposit Agreement” and our ADSs deposited with the Depositary, the “Deposited Securities”).

ADSs are represented by American Depositary Receipts (“ADRs”) delivered by the Depositary under the terms of the Deposit Agreement. We established this facility in March 1995 and most recently amended it in August 2014. Each ADS represents one ordinary share. The following is a description of the rights of the owners and holders of the ADSs (the “Owners”) and the material provisions of the Deposit Agreement. For complete information, you should read the Deposit Agreement, the form of which has been filed with the SEC as an exhibit to the post-effective Amendment No .1 to Form F-6 filed on August 1, 2014.

Share Dividends And Other Distributions

Whenever the Depository receives a cash dividend or other cash distribution on any Deposited Securities, the Depository will convert any such cash dividend or other cash distribution we pay on our ordinary shares into US dollars, if it can do so on a reasonable basis and can transfer those dollars to the US. An amount on account of taxes of other governmental charges may be held and the amount distributed to Owners will be reduced accordingly. Any such fractional amounts will be rounded to the nearest whole cent and so distributed to Owners entitled thereto.

The Depository may distribute new ADSs representing any ordinary shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal for it to do so. The Depository will only distribute whole ADSs. It will sell ordinary shares which would require it to use a fractional ADS and distribute the net proceeds in the same way it does cash. If the Depository does not distribute additional ADSs, each ADS will also represent the new ordinary shares.

Rights To Receive Additional Ordinary Shares

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the Depository may, after consultation with us, make these rights available to the Owners. We must first instruct the Depository to do so and furnish it with satisfactory evidence that it is legal for it to do so. If we fail to furnish this evidence or to give these instructions, and the Depository decides it is practical to sell the rights, the Depository will sell the rights and distribute the proceeds in the same way it does cash. The Depository may allow rights that are not distributed or sold to lapse.

If the Depository makes rights available to the Owners, upon instruction from that Owner, it will exercise the rights and purchase the ordinary shares on the Owners’ behalf. The Depository will then deposit the ordinary shares and issue ADSs. It will only exercise rights if the Owners pay it the exercise price and any other charges the rights require.

The US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of rights. For example, Owners may not be able to trade the ADSs freely in the United States. In this case, the Depository may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement except for the changes needed to put the US securities law restrictions in place.

Other Distributions

The Depository will send to the Owners anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depository may either sell what we distributed and distribute the net proceeds in the same way it does cash or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property.

The Depository is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Owners. We have no obligation to register ADSs, ordinary shares, rights or other securities under the US securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to Owners. This means that Owners may not receive the distribution we make of our ordinary shares or any value for them if it is illegal or impractical for us to make them available.

Deposit, Withdrawal And Cancellation

The Depository will issue ADSs if ordinary shares have been deposited or evidence of rights to receive ordinary shares with the custodian has been received. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depository will register the appropriate number of ADSs in the names requested and will deliver the ADSs at its Corporate Trust office to the persons requested.

Owners may turn in their ADSs at the Depository’s Corporate Trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depository will deliver the underlying ordinary shares to an account designated by that Owner and any other deposited securities underlying the ADSs at the office of the custodian. Or, at the Owners request, risk and expense, the Depository will deliver the deposited securities at its Corporate Trust office.

Voting Rights

Owners may instruct the Depository to vote the ordinary shares underlying the ADSs only if we ask the Depository to ask for the Owners instructions. Otherwise, Owners will not be able to exercise their right to vote unless they withdraw the ordinary shares. However, Owners may not know about the meeting long enough in advance to withdraw their ordinary shares.

If we ask for instructions from an Owner, the Depository will notify that Owner of the upcoming vote and arrange to deliver our voting materials to them. The materials will describe the matters to be voted on and explain how the Owner, on a certain date, may instruct the Depository to vote the ordinary shares or other deposited securities underlying the ADSs as the Owner directs. For instructions to be valid, the Depository must receive them on or before the date specified. The Depository will try, as far as practical, subject to English law and the provisions of our Articles, to vote or to have its agents vote the ordinary shares or other deposited securities as the Owner instructs. The Depository will only vote or attempt to vote as the Owner instructs. However, if the Depository does not receive voting instructions, it will give a proxy to vote that Owner’s ordinary shares to our designated representative.

We cannot assure that Owners will receive the voting materials in time to ensure that they can instruct the Depository to vote. In addition, the Depository and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Owners may not be able to exercise their right to vote and there may be nothing Owners can do if that Owner’s ordinary shares are not voted as the they requested.

Payment of Taxes

Owners are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Depository may refuse to transfer any Owners or allow that Owner to withdraw the deposited securities underlying those ADSs until such taxes or other charges are paid. It may apply payments owed to Owners or sell deposited securities underlying ADSs to pay any taxes owed and the Owners will remain liable for any deficiency. If the Depository sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the Owner any proceeds, or send to the Owner any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations And Mergers

If we change the nominal or par value of our ordinary shares; reclassify, split-up or consolidate any of the deposited securities; distribute securities on the ordinary shares that are not distributed to Owners; or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then:

•	the cash, ordinary shares or other securities received by the Depository will become deposited securities and each ADS will automatically represent its equal share of the new deposited securities; and

•

the Depository may, and will if we request, distribute some or all of the cash, ordinary shares or other securities it received and may also issue new ADSs or ask Owners to surrender outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Amendment and Termination

We may agree with the Depository to amend the Deposit Agreement and the ADSs for any reason without Owners consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile or email transmission costs, delivery costs or other such expenses, or prejudices an important right of Owners, it will only become effective 30 days after the Depository notifies the Owners of the amendment. At the time an amendment becomes effective, Owners are considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the ADSs, and the Deposit Agreement will be amended.

The Depository will terminate the agreement if we ask them to do so. The Depository may also terminate the Deposit Agreement if it has informed us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the Depository must notify Owners at least 30 days before termination.

After termination, the Depository and its agents will be required to collect distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancellation of ADSs.

At any time after the expiration of four months from the date of termination, the Depository may sell any remaining deposited securities by public or private sale. After that, the Depository will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the Owners that have not surrendered their ADSs. It will have no liability for interest. The Depository’s only obligation will be to account for the proceeds of the sale and other cash. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the Depository.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits our obligations and the obligations of the Depository, and it limits our liability and the liability of the Depository. We and the Depository:

•	are only obligated to take the actions specified in the Deposit Agreement without negligence or bad faith,

•	are not liable if either is prevented or delayed by law or circumstances beyond our control from performing our obligations under the Deposit Agreement,

•	are not liable if either exercises discretion permitted under the Deposit Agreement,

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on the Owner’s behalf or on behalf of any other party, and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, we and the Depository agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before the Depository will issue or register transfer of an ADS, make a distribution on an ADS, or make a withdrawal of ordinary shares, the Depository may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities,

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depository may refuse to deliver, transfer, or register transfers of ADSs generally when the books of the Depository or we are closed, or at any time if the Depository or we think it advisable to do so.

Owners have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because the Depository or we have closed transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or paying a dividend on the ordinary shares,

•	when an Owner who seeks to withdraw ordinary shares owes money to pay fees, taxes and similar charges, or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-Release Of ADSs

In specified circumstances, subject to the provisions of the Deposit Agreement, the Depository may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The Depository also may deliver ordinary shares upon cancellation of pre-released ADSs even if the ADSs are canceled before the pre-release transaction has been closed. A pre-release is closed as soon as the underlying ordinary shares are delivered to the Depository. The Depository may receive ADSs instead of ordinary shares to close a pre-release. The Depository may pre-release ADSs only under the following conditions:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depository in writing that it or its customer owns the ordinary shares or ADSs to be deposited,

•	the pre-release must be fully collateralized with cash or other collateral that the Depository considers appropriate, and

•	the Depository must be able to close out the pre-release on not more than five business days’ notice.

In addition, the Depository will limit the number of ADSs that may be outstanding at any time as a result of prerelease, although the Depository may disregard the limit from time to time, if, in its judgment, it is appropriate to do so.